

GREAT AMERICAN
INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FI 70 12   (Ed. 05 12)

Bond No.   FS 0666199 02 00
Effective Date of Change   03/17/2016

BOND CHANGES

NAMED INSURED AND ADDRESS:	UBS Hedge Fund Solutions LLC 677 Washington Boulevard 4th Floor Stamford, CT 06901

THIS RIDER CHANGES THE BOND. **PLEASE READ IT CAREFULLY.**	**AGENT'S NAME AND ADDRESS:** Marsh USA Inc 1166 Avenue of the Americas New York, NY 10036

Insurance is afforded by the Company named below, a Capital Stock Corporation:
Great American Insurance Company

BOND PERIOD: From 03/17/2016   To   03/17/2017
                     12:01 A.M. Standard Time at the address of the Named Insured

The Limit of Insurance for insuring agreements G, H, I, K, and claims expense have been amended from $100,000 to $250,000.

FORMS AND RIDERS hereby added:

FI7012 05-12

FORMS AND RIDERS hereby amended:

FI7510 08-15   SRF9808 08-95

FORMS AND RIDERS hereby deleted:



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY
(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS	Bond No. FS 0666199 02 00

Item 1. Name of Insured (herein called Insured): UBS Hedge Fund Solutions LLC

Principal Address: 677 Washington Boulevard
                            4th Floor
                            Stamford, CT 06901

Item 2. Bond Period: from 12:01 a.m. on 03/17/2016 to 03/17/2017 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections **9**, **10** and **12** hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement **(A)-Fidelity**	$ 4,400,000	$ 0
Insuring Agreement **(B)-On Premises**	$ 4,400,000	$ 50,000
Insuring Agreement **(C)-In Transit**	$ 4,400,000	$ 50,000
Insuring Agreement **(D)-Forgery or Alteration**	$ 4,400,000	$ 50,000
Insuring Agreement **(E)-Securities**	$ 4,400,000	$ 50,000
Insuring Agreement **(F)-Counterfeit Currency**	$ 4,400,000	$ 50,000
Insuring Agreement **(G)-Stop Payment**	$ 250,000	$ 5,000
Insuring Agreement **(H)-Uncollectible Items of Deposit**	$ 250,000	$ 5,000
Insuring Agreement **(I)-Audit Expense**	$ 250,000	$ 5,000
Insuring Agreement **(J)-Telefacsimile Transmissions**	$ 4,400,000	$ 50,000
Insuring Agreement **(K)-Unauthorized Signatures**	$ 250,000	$ 5,000

Optional Insuring Agreements and Coverages

	Limit of Liability	Deductible
Insuring Agreement **(L)-Computer Systems**	$ 4,400,000	$ 50,000
Insuring Agreement **(M)-Automated Phone Systems**	$ Not Covered	$
Claims Expense	$ 250,000	$ 5,000

Extended Computer Systems	$	4,400,000	$	50,000
Facsimile Signatures	$	4,400,000	$	50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement **A**. All the Insured's offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

N/A

Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801

Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 0666199 01

such termination or cancellation to be effective as of the time this Bond becomes effective.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition	Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7012 05-12	03/17/2016*	Bond Changes	
FI7012 05-12	03/17/2016*	Bond Changes	
FI7510 08-15		Investment Company Bond Dec Page	
FI7511 08-15		Investment Company Bond Insuring Agreements	
SRF9808 08-95		Rider - Extended Computer Systems	1
SRF9808 08-95		Rider - Newly Established Funds	2
SRF9808 08-95		Rider - Claims Expense	3
SRF9808 08-95		Rider - Computer Virus Rider	4
SRF9808 08-95		Rider - Computer Hacker Rider	5
SRF9808 08-95		Rider - Cancellation Revision Rider	6
FI7343 08-15		Joint Insured List	7
FI7500 08-15		Revision To Section 12. Deductible - Loss Reporting Threshold	8
FI7502 08-15		Amended Insuring Agreement (A) Fidelity	9
FI7503 08-15		Counterfeit Currency Revision	10
FI7506 08-15		Insuring Agreement (L) Computer Systems	11
FI7508 08-15		Newly Established Funds	12
FI7509 08-15		Revision To Section 1. Definitions - Amended Definition Of Employee	13
FI7345 08-15		Confidential Information And Data Breach Clarifying Rider	14
FI7340 08-15		Economic And Trade Sanctions Clause	
FI7341 08-15		In-Witness Clause	
* If not at inception			



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 3

To be attached to and form part of Investment Company Bond

No. FS 0666199 02 00

In favor of UBS Hedge Fund Solutions LLC

Claims Expense

It is agreed that:

1. In consideration of the premium charged, the following coverage is added to the attached bond:

CLAIMS EXPENSE

a. Claims Expense covers:

   1. The necessary and reasonable claim expenses incurred and paid by the Insured, after approval by
      the company, in preparing any valid claim under a bond or policy of insurance issued in the name of
      the Insured and arising solely because of a dishonest or fraudulent act of any employee of the Insured.
      Other than said claims preparation, this Coverage shall not pay any part of loss caused by such
      dishonest or fraudulent act.

   2. The limit of the underwriter's liability against such coverage shall be stated herein, subject to all the terms
      of this rider having reference thereto:

      Limit of Liability: $250,000

      Deductible: $5,000

   3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions,
      provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

   4. This rider shall become effective as of 12:01 a.m. on 03/17/2016 standard time.